Mail Stop 7010

August 10, 2005

via U.S. mail and facsimile

Steven H. Davis
President and Chief Executive Officer
CET Services, Inc.
7032 South Revere Parkway
Englewood, CO  80112

	Re:	CET Services, Inc.
		Form 10- KSB for the Fiscal Year Ended December 31, 2004
		Filed March 4, 2005
		Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
		File No. 3-91602

Dear Mr. Davis:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheet, page F-4
1. We note that you have accrued construction expenses of $271,196 as of December 31, 2004 and $331,328 as of March 31, 2005. Please tell us the material components included in your accrual. In addition, please include an accounting policy for this accrual in future filings. Please provide us with the policy you intend to include in future filings.

Note M - Legal, page F-17
2. We note that you state, "Management believes that no pending litigation in which the Company is named as a defendant is likely to have a material adverse effect on the Company`s financial position or results of operations." The language you use to describe your loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosures should be made. Please also note that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.
In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made. Refer to SFAS 5 and SAB Topic 5:Y for guidance.
3. We note that you have not recorded a loss contingency for the labor billing-rates to the EPA for the period 1992-1994 and select subsequent periods, "as the probable outcome is unknown." The criteria for recording an estimated loss from a loss contingency in accordance with SFAS 5 is (a) it is probable that an asset has been impaired or a liability has been incurred and (b) the amount of loss can be reasonably estimated, not when you are able to predict the outcome. As such, please provide us with your detailed analysis as to whether this loss contingency is both probable and reasonably estimable. Refer to paragraph 8 of SFAS 5 for guidance. If you believe this loss contingency is both probable and reasonably estimable and you believe the range of loss is between $0 and $8.7 million, please provide us with disclosure you intend to include in future filings that supports why you believe such a range is reasonable. Refer to FIN 14 for guidance. Finally, please tell us what consideration you gave to including loss contingencies as a critical accounting policy and estimate, since it has the potential to have a significant impact to your consolidated financial statements.


Form 10-QSB for the quarter ended March 31, 2004

Note 10 - Notes Payable, page 6
4. In future filings, please include the material terms of the loan
(e.g., maturity, interest rate, and debt covenant information) from the local lender in which you used the proceeds to purchase a commercial/industrial building in Westminster, Colorado.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Tracey Houser at (202) 551-3736, or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



								Nili Shah
								Accounting Branch Chief


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Mr. Davis
CET Services, Inc.
August 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE